December 15, 2014

VIA EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re: Sierra Madre Mining, Inc.

Registration Statement on Form S-1

Filed 11/3/14

File No.  333-199780

Dear Mr. Reynolds,

This letter is in response to your comment letter sent to Sierra Madre Mining on 11/26/14.  The company has revised our Registration Statement (S-1/A) in response to the SEC Staff’s comments concurrently with this letter.  The revised S-1 reflects these revisions and updates and clarifies certain other information.  Our responses to the SEC’s comments are in bold.

1. Please tell us if a member of your management team has visited your property and, if not, disclose this in your filing.

Both directors visited the mining claims in the summer of 2014.  We added this statement to our S-1/A.

2. Please revise your disclosure to provide dilution information as required by Item 6 of Form S-1 and Item 506 of Regulation S-K. Please ensure to present this information using the same sale assumptions utilized in the Use of Proceeds table on page 15.

We added a dilution table to our S-1/A

3. Please revise here and elsewhere as appropriate to state there is no assurance you will be able to raise additional funds and clarify, if true, that your officers and directors are under no contractual obligation to make additional investments or otherwise advance funds in support of your business.

We added this cautionary statement to the use of proceeds on our S-1/A

4. Please disclose your intention to repay related party loans and make other payments to related parties, if any, with the offering proceeds.

We disclosed the repayment of third party loans, and included a copy of the promissory note in our S-1/A, and included the note as an exhibit.

5. Please disclose the amount paid by your officer and director for their shares and discuss whether, and if so how, you considered this transaction in determining your offering price.

We added disclosure on the consideration paid by each director, and stated that the prices had no bearing in our offering price considerations.

6. Please disclose the experience and qualifications of AJA Mining which, according to the agreement, will act as project operator under the joint venture agreement.

We included a bio on the three JV members that will be actively involved in the JV – Thomas Arkoosh, Keith Jay, & John Arkoosh, along with their related experience and qualifications.

7. Please include a map showing the location of your property as suggested in paragraph (b) (2) of Industry Guide 7.

We added two maps showing the property location in our S-1/A

8. We note your disclosure that the terms of your purchase agreement are included with the JV agreement. Please provide a summary of the terms of your purchase agreement pursuant to paragraph (b) (2) of Industry Guide 7 including a description of all interests in your properties, the terms of all underlying agreements, and the conditions that must be met to retain your claims including the quantification and timing of all payments.

We added a disclosure of the purchase terms on the remaining 80% of the claims.  The disclosure is under the heading “Option to Purchase” below our Business Description section.

9. We note your reference on page 16 to surface samples that have been taken on your property. Please provide an overview of this work pursuant to paragraph (b) (4) of Industry Guide 7.

We included, in our S-1/A, a table of the 20 samples that were taken from the copper blowout ridge site.  The samples were tested by Skyline Labs.

10. Please revise to address the extent to which your claim is subject to a time limit.

The only time limit we know of us if we failed to pay the annual BLM fees, in which case the claims would expire and we would lose our interest in them.  We added an additional disclosure under the Property Description & Ownership section discussing it.

11. We note your reference to the State of Nevada bonding program. Please tell us if this program applies to your property in Arizona.

This was a typo, so we removed this sentence.

12. Please clarify throughout your filing the activities that will be performed during phase 1 exploration and the required permits to perform these activities. In this regard we note your disclosure on page 18 stating that permits must be obtained from the BLM prior to drilling or trenching and your disclosures on page 21 referencing drilling activities and initially not needing to submit a plan of operations to the BLM.

We rewrote the two disclosures, copying information directly from the BLM Arizona’s website, to better clarify the notice of intent, permit, and bond requirements.

13. We note your disclosure that all work on the property will be conducted by your JV partners. Please disclose the JV partners that will be performing the work on your property.

This is related to comment #6.  The JV partners that will be actively engaging in the operations are Thomas Arkoosh, John Arkoosh, and Keith Jay.  We included bios for each JV operator in our S-1/A.

14. Please explain the reference to “wells” in this section.

We apologize.  This was a typo.  We corrected this sentence.

15. We note that the compensation table includes fiscal year 2014. Please include the grant date fair value of the stock issued to Mr. Brown. See Item 402(n) of Regulation S-K.

We corrected this table to comply with item 402(n)

16. Please provide the director compensation table required by Item 402(r) of Regulation S-K and include the grant date fair value of the options issued to Mr. Lacome.

We corrected the table so it complies with Item 402(r).

17. We note the discussion of related party stock issuances in Note 4 of the financial statements for the period ending September 30, 2014. Please revise the discussion here or advise.

This section was revised in our S-1/A

18. State the names of the promoter(s) of the company. See Item 404(c) of Regulation S-K.

The only promoter is our founder, Joseph Lacome.  We included this additional information in our S-1/A

19. Please revise to disclose your fiscal year end.

We updated this in our S-1/A

20. It appears the reference to the balance sheet as of December 31, 204 in the introduction and opinion paragraphs of the audit report is inconsistent with the actual audited balance sheet presented as of December 31, 2013. Please advise your auditor to revise his report to make reference to the appropriate balance sheet covered by the audit report.

We updated this in our S-1/A

21. Please identify the principal accounting officer or controller. See Instructions for Signatures on Form S-1.

The Board made our President & CEO, Mr. Brown, our Principal Accounting Officer on 11/25/14.  This title has been added to the signature page & throughout our S-1/A.

22. Exhibit 3.1 is filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please refile this exhibit in the proper format with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

We refiled this Exhibit so that it complies with Regulation S-T

23. Please explain the reference to Dinoco Oil, Inc. in the first paragraph of the opinion.

This was a typo.  We resubmitted this Exhibit so that it correctly states Sierra Madre Mining.

24. Paragraph 4 of the joint venture agreement refers to an agreement separate from the joint venture agreement. Please file this agreement as an exhibit or explain why it is not required to be filed under Item 601 of Regulation S-K. In addition, this paragraph indicates that shares issued to AJA Mining and Gold Basin Mining will be registered for resale. Please revise the prospectus to disclose, or advise.

This was later added as Exhibit B.  It lists the exact breakdown of stock issued to each member of AJA and Gold Basin.  We added this Exhibit to our S-1/A.  Re: registering for resale, we mutually agreed not to register their shares with this S-1, but may register the LLC member’s shares in the future.

Sincerely,

/s/ Michael Brown

Michael Brown, President, CEO